
December 10, 2010

Anne Chwat, Esq.
General Counsel
Burger King Corporation
5505 Blue Lagoon Drive
Miami, Florida 33126

      Re: **Burger King Holdings, Inc.**
              Registration Statement on Form S-4
              Filed November 15, 2010
              File No. 333-170614

              Form 10-K
              Filed August 26, 2010
              File No. 001-32875

Dear Ms. Chwat:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed November 15, 2010

General

1. Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-4 registration statement.

2. We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 30

3. Please revise your filing to include a pro forma condensed consolidated statement of income for the fiscal year ended June, 30 2010, as required by Rule 11-2(c)(2)(i) of Regulation S-X.

Exhibit 5.1

4. Please revise part (d) of the third paragraph to clarify that counsel has only relied upon information, representations and warranties with respect to factual matters.

5. Please delete the last sentence of the third paragraph. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

6. Please delete the second-to-last paragraph as this limits the opinion to a date prior to effectiveness or confirm that you will re-file the opinion on the date of effectiveness.

7. The legality opinion must address the laws of the states of incorporation of all registrants and all guarantors. We note from the first paragraph of the opinion that Holdings is a Delaware corporation and from the Table of Additional Registrants preceding the outside cover page of the prospectus that there are subsidiary guarantors organized or incorporated in the states of Delaware, Florida, Louisiana, New Mexico and Texas. However the third-to-last paragraph of the opinion states that counsel expresses "no opinion as to matters governed by any laws other than the laws of the State of New York, the State of Florida and the Federal laws of the United States of America." Please revise the legality opinion to address the laws of the states of incorporation of all registrants and all guarantors.

Amended Form 10-K filed September 20, 2010

Executive Compensation, page 10

8. We note on page ten that the compensation committee made decisions with
    respect to outstanding cash and equity awards and employment agreements with
    named executive officers that are reflected in a Schedule 14d-9 filed on
    September 16, 2010 but were not included in the compensation discussion and
    analysis. Please tell us why you did not include this information in light of
    Instruction 2 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority,
    in declaring the filing effective, does not relieve the company from its full
    responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness
    as a defense in any proceeding initiated by the Commission or any person under
    the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any amendment
prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Kara L. MacCullough, Esq.
        Fax: (305) 789-7799